UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

COMPASS Pathways plc

(Name of Issuer)

Ordinary shares, nominal value £0.008 per share**

(Title of Class of Securities)

20451W101**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 20451W101 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “CMPS.” Each ADS represents one Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20451W101	Page 2 of 10 Pages

1.	Name of Reporting Persons Peter Thiel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 897,378 (1)
	6.	Shared Voting Power 408,410 (2)
	7.	Sole Dispositive Power 897,378 (1)
	8.	Shared Dispositive Power 408,410 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,305,788 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1% (4)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of ordinary shares represented by ADSs of the Issuer held by Rivendell Investments 2017-9 LLC. The reporting person is the sole beneficial owner of Rivendell Investments 2017-9 LLC and may be deemed to beneficially own the shares held by such limited liability company.

(2) Consists of ordinary shares represented by ADSs of the Issuer beneficially owned by The Founders Fund VII Management, LLC. The reporting person is a managing member of The Founders Fund VII Management, LLC and shares voting and dispositive power over such shares.

(3) Includes the amounts set forth under footnotes (1) and (2) above.

(4) This percentage is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 41,731,180 outstanding ordinary shares of the Issuer as of September 30, 2021, as reported in the Issuer’s report on Form 6-K, as filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 20451W101	Page 3 of 10 Pages

1.	Name of Reporting Persons The Founders Fund VII, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 361,863
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 361,863
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,863
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9% (1)
12.	Type of Reporting Person (See Instructions) PN

(1) This percentage is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 41,731,180 outstanding ordinary shares of the Issuer as of September 30, 2021, as reported in the Issuer’s report on Form 6-K, as filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 20451W101	Page 4 of 10 Pages

1.	Name of Reporting Persons The Founders Fund VII Entrepreneurs Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,184
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,184
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,184
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1) This percentage is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 41,731,180 outstanding ordinary shares of the Issuer as of September 30, 2021, as reported in the Issuer’s report on Form 6-K, as filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 20451W101	Page 5 of 10 Pages

1.	Name of Reporting Persons The Founders Fund VII Principals Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 43,363
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 43,363
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,363
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (1)
12.	Type of Reporting Person (See Instructions) PN

(1) This percentage is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 41,731,180 outstanding ordinary shares of the Issuer as of September 30, 2021, as reported in the Issuer’s report on Form 6-K, as filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 20451W101	Page 6 of 10 Pages

1.	Name of Reporting Persons The Founders Fund VII Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 408,410 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 408,410 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,410 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1) Consists of ordinary shares represented by ADSs of the Issuer held by The Founders Fund VII, LP, The Founders Fund VII Entrepreneurs Fund, LP and The Founders Fund VII Principals Fund, LP. The reporting person is the general partner of these partnerships and may be deemed to beneficially own the shares held by such partnerships.

(2)	This percentage is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 41,731,180 outstanding ordinary shares of the Issuer as of September 30, 2021, as reported in the Issuer’s report on Form 6-K, as filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 20451W101	Page 7 of 10 Pages

1.	Name of Reporting Persons Rivendell Investments 2017-9 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 897,378
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 897,378
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 897,378
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% (1)
12.	Type of Reporting Person (See Instructions) OO

(1) This percentage is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 41,731,180 outstanding ordinary shares of the Issuer as of September 30, 2021, as reported in the Issuer’s report on Form 6-K, as filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 20451W101	Page 8 of 10 Pages

Item 1(a)	Name of Issuer

COMPASS Pathways plc

Item 1(b)	Address of Issuer's Principal Executive Offices

3rd Floor

1 Ashley Road

Altrincham

Cheshire WA14 2DT

United Kingdom

Item 2(a)	Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Peter Thiel
2.	The Founders Fund VII, LP
3.	The Founders Fund VII Entrepreneurs Fund, LP
4.	The Founders Fund VII Principals Fund, LP
5.	The Founders Fund VII Management, LLC
6.	Rivendell Investments 2017-9 LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of Mr. Thiel is:

c/o Thiel Capital LLC

9200 Sunset Boulevard, Suite 1110

West Hollywood, California 90069

The address of Rivendell Investments 2017-9 LLC is:

1209 Orange Street,

Wilmington, DE 19801

The address of each other Reporting Person is:

c/o	The Founders Fund

One Letterman Drive Building D, Suite 500

San Francisco, California 94129

Item 2(c)	Citizenship

1.	Peter Thiel is a United States citizen
2.	The Founders Fund VII, LP is organized in Delaware
3.	The Founders Fund VII Entrepreneurs Fund, LP is organized in Delaware
4.	The Founders Fund VII Principals Fund, LP is organized in Delaware
5.	The Founders Fund VII Management, LLC is organized in Delaware
6.	Rivendell Investments 2017-9 LLC is organized in Delaware

Item 2(d)	Title of Class of Securities

Ordinary shares, nominal value £0.008 per share

Item 2(e)	CUSIP Number

20451W101

The CUSIP number 20451W101 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “CMPS.” Each ADS represents one Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

CUSIP No. 20451W101	Page 9 of 10 Pages

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of pages 2-7

(b) Percent of class: See Row 11 of pages 2-7

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2-7

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2-7

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2-7

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2-7

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 20451W101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/Peter Thiel
Peter Thiel

The Founders Fund VII, LP
The Founders Fund VII Entrepreneurs Fund, LP
The Founders Fund VII Principals Fund, LP
By: The Founders Fund VII Management, LLC
Their: General Partner
By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund VII Management, LLC
By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

Rivendell Investments 2017-9 LLC
By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Authorized Signatory

EXHIBITS

A:	Joint Filing Agreement (previously filed and incorporated by reference)